

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 5, 2013

<u>**Via Mail and Facsimile (852) 2199-8354**</u>

Ms. Alice Wong Nga Lai
Chief Financial Officer
Hong Kong Television Network Ltd.
Trans Asia Centre, 13th Floor
Kwai Chung, Hong Kong

Re: **City Telecom (H.K.) Limited**
        Form 20-F for the Year Ended August 31, 2012
        Filed December 31, 2012
        No. 000-30354

Dear Ms. Lai:

        We have completed our review of your filing. We remind you that our comments or
changes to disclosure in response to our comments do not foreclose the Commission from
taking any action with respect to the company or the filing and the company may not assert
staff comments as a defense in any proceeding initiated by the Commission or any person
under the federal securities laws of the United States. We urge all persons who are
responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the
filing includes the information the Securities Exchange Act of 1934 and all applicable rules
require.

                            Sincerely,

                            /s/ Robert S. Littlepage for

                            Larry Spirgel
                            Assistant Director